Second Quarter Report for the Period Ending December 31, 2005

Management Discussion and Analysis	dated February 27, 2006

This discussion and analysis of the consolidated operating results and financial condition of the Company for the six months ended December 31, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the six months then ended.

All dollar amounts are in Canadian dollars unless otherwise stated.

White Knight is an exploration company active in finding and generating new mineral prospects. White Knight has been exploring for Carlin-type gold deposits in Nevada since 1993. The Company has focused its efforts in north central Nevada because management believes the probability of a world-class gold discovery is greater there than in any other geographic region in the world. This exploration philosophy has recently been re-affirmed by the Cortez Joint Venture with its current world-class discovery, Cortez Hills.

The majority of Nevada’s gold production comes from sediment-hosted deposits located in north central Nevada. These deposits consist of very fine-grained gold disseminated through a silty limestone rock. These deposits known as Carlin-type deposits occur in clusters and are aligned along lengthy zones known as trends: Carlin, Getchell, Independence, Cortez and Austin-Lovelock. It is becoming increasingly clear that these gold trends are, in fact, goldfields in much the same way as oil occurs in oil fields. As a consequence of this style of gold deposition, it is apparent that with increased drill hole density within these trends, more gold deposits will be discovered. The Carlin Trend is in a mature exploration state with quality land unavailable. As a result, management has dedicated its efforts to developing a better understanding of the geologic controls of the Cortez Trend.

The Company now controls a major portion of the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those discoveries. The Company currently owns eighteen properties (over 68,000 acres), fifteen of which are located within the Cortez Trend. The Company plans to aggressively and systematically evaluate what is currently the second largest land holding in the Cortez Trend.

The past year was an exciting transition year for White Knight; one in which the exploration emphasis shifted from land acquisition and geological, geochemical, and geophysical surveys to drill-testing of exploration targets. Eight projects were drilled; four by the Company and four by our joint venture partners. The 2005 exploration campaign resulted in the identification of multiple regions of particularly enriched gold mineralization within the Company’s extensive Nevada land portfolio. Some highlights of the 2005 drilling include:

  Expansion of the shallow upper-plate gold mineralization at Slaven Canyon;
  Extension of the feeder structures for the Gold Pick deposit well beyond the known resource limits including intercepts of 25 ft @ 0.143 opt Au, and 25 ft @ 0.083 opt Au;
  Discovery of a new gold zone in the Roberts Mountains Formation at Indian Ranch with 30 ft @ 0.046 opt Au within 335 ft of low-grade mineralization; and
  Expansion of the gold-mineralized area at New Pass (including 75 ft @ 0.057 opt Au with 10 ft @ 0.307 opt Au.

These projects will be the focus of the 2006 drill season. The 2005 exploration season has been very pivotal in identifying and prioritizing the gold systems on the Company’s land that have the best potential to develop into major gold deposits. In order to effectively explore a land package as vast as White Knight’s, it is important to methodically generate and test targets. With a treasury of over CAD$14 million and several active joint ventures, management believes it will be able to effectively explore its property portfolio and maximize the probability of exploration success. 2006 promises to be a very busy year for the Company with significantly more drilling conducted than in 2005.

The Company currently has 18 exploration properties in north central Nevada. Five are joint ventures subject to earn-in agreements with the remainder 100% held by the Company.

MINERAL PROPERTY REVIEW

This review has been prepared by the Company’s geologic staff under the supervision of John M. Leask, P.Eng., Chairman and President of the Company, and a Qualified Person (“QP”) as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Optioned to Third Party	Acres	Square Miles

Benmark	Eureka County	Cortez	100%		1,455	2.27
Celt	Eureka County	Cortez	100%	51%	12,569	19.64
Cottonwood	Eureka County	Cortez	100%		1,446	2.26
Fye Canyon	Eureka County	Cortez	100%	51%	6,320	9.88
Goldstone	Eureka County	Cortez	100%		888	1.39
Gold Bar Horst	Eureka County	Cortez	100%		3,552	5.55
Gold Pick	Eureka County	Cortez	100%		416	0.65
Hunter	Eureka County	Cortez	100%		1,115	1.74
Ian	Eureka County	Cortez	100%		1,053	1.65
Indian Ranch	Eureka County	Cortez	75%	60%	10,008	15.64
Knolls	Humboldt County	Getchell	100%		3,637	5.68
McClusky Pass	Eureka County	Cortez	100%		5,019	7.84
New Pass	Churchill County	Austin Lovelock	100%	50%	2,231	3.49
Pat Canyon	Eureka County	Cortez	100%		3,582	5.60
Slaven Canyon	Lander County	Cortez	100%		6,206	9.68
South Cabin Creek	Eureka County	Cortez	100%		620	0.97
Squaw Creek	Elko County	Carlin	100%	50%	3,039	4.75
Tonkin Summit	Eureka County	Cortez	100%		3,845	6.01
Miscellaneous					1,756	2.74

Total					68,757	107.43

Celt Property

The Celt project is 100% owned by White Knight, with Teck Cominco American Incorporated having an option to earn a 60% interest in the project. A 2005 RC drilling program performed by Teck Cominco tested a geophysical/geological series of targets in the central portion of the property. Lower-plate carbonate host rocks were encountered at relatively shallow depths under a veneer of upper-plate siliclastics in 5 of 8 holes drilled. Although lower-plate was encountered, only minor anomalous gold was detected. It is now believed that the several kilometre-long gold soil/rock anomaly located along the west Roberts Mountain rangefront may be related to a gold system located to the west of this drilling. Teck Cominco has completed the necessary obligation to maintain the option agreement and intends to continue exploration on the project in 2006.

Cottonwood

The Cottonwood property consists of 98 unpatented claims (1,885 acres) situated within the Roberts Mountains District, 5 miles northeast of the former producing Gold Bar Mine and contiguous with the former producing Gold Canyon Mine which lies 1,500 feet east of the property boundary. The Cottonwood property covers a major window bounding fault (Wall fault) which places upper-plate rocks in direct contact with lower-plate Devonian limestones. The geologic similarities between the Wall fault and the major ore forming Post fault in the Carlin Trend are striking. A large Carlin type pathfinder anomaly in excess of 4 miles exists along the Wall fault. Two vertically stacked lower-plate stratigraphic horizons present at Cottonwood represent strong exploration targets. In 2005, five shallow holes were completed on the project at the southern end of the target area where a hole drilled by Barrick Gold in the late 1990’s was reported to have significant gold in favourable host rocks. Follow-up drill holes around the Barrick hole failed to intersect significant gold mineralization in this area. The planned 2006 drill campaign will focus along the

Wall fault north of the 2005 drilling, in the Pot Canyon and French Trail deposit areas where significant gold mineralization has been drilled and remains open for expansion, and at the Gold Ledge prospect along the faulted gold-mineralized anticline east of the Wall fault.

Fye Canyon Property

The Fye Canyon property is comprised of 345 unpatented lode claims (6,320 acres) situated 11 miles south-southeast of the recently discovered Cortez Hills gold deposit. Fye Canyon is 100% owned by White Knight and Teck Cominco American Incorporated has a right to earn a 60% interest in the project. During the year, Teck Cominco performed a gradient-array and dipole-dipole IP geophysical surveys and collected additional gravity data to augment the data generated by White Knight’s geophysical work. Upon completion of the survey, Teck Cominco drilled four RC holes to test certain structural and lithological targets generated by the geophysical program. Elevated gold geochemistry (>20 ppb, up to 56 ppb) was encountered in hole F04-04. Teck Cominco has paid the annual option payment to White Knight and is planning to further explore the property in 2006.

Gold Pick Property

The Company’s 100% owned Gold Pick property is located in the Gold Bar Mine District, 50 kilometres northwest of Eureka. A total of 18 reverse-circulation holes (11,700 ft) were drilled at the Gold Pick project since August 2005. The results of the exploration campaign demonstrated grade continuity in extensions of both the southwest feeder structure (30 ft @ 0.062 opt Au, 25 ft @ 0.083 opt Au) and the northwest feeder structure (25 ft @ 0.143 opt Au with 10 ft @ 0.226 opt Au), indicating the potential to significantly increase the dimensions of the gold deposit. In addition, the successful extension of the feeder zones away from the pit area into un-drilled terrain opens up the potential for discovery of a new gold deposit. Geologic mapping in the Roberts Mountains District in 2005 led to a recognition of local karsting within the lower-plate host rocks in the area. The karsting presents strong exploration targets as a number of Carlin type deposits in the Carlin trend are related to solution collapse (karst) features. Further work will be required to establish the geologic timing of this karsting and its relevance to gold deposition. The drill program at Gold Pick was encouraging and a major follow-up program will be performed in 2006.

The property comprises 6 patented claims and 29 unpatented claims which cover two drill-defined gold deposits; Gold Pick and Gold Ridge North. The Gold Pick claims are centered on the former Gold Pick open-pit mine from which Atlas Precious Metals produced 48,000 ounces of gold between 1991 and 1994. Gold Pick hosts an historic “measured minerals resource” calculated in 1995 by Mine Development Associates Inc. (“MDA”) of Reno, Nevada, defining a remaining minable reserve at the time estimated at 1,792,950 tons grading 0.077 oz/ton (138,000 ounces gold) using a price of US$321/oz gold. Cut-offs applied to oxide, carbonaceous and refractory mineralization were 0.020 oz/ton gold, 0.025 oz/ton gold, and 0.05 oz/ton gold, respectively. This deposit remains open along strike to both the east and west. These reserves are contained within a larger resource estimated to exceed 284,000 ounces of gold (4,997,833 tons at a grade of 0.057 oz/ton in the measured mineral resource categories). The Company has engaged MDA to complete an updated resource analysis which will establish if mineral resources/reserves exist using current definitions under National Instrument 43-101, and if those resources/reserves could be profitably extracted and trucked to a milling facility. Although the Company believes the sources of the historic data to be reliable, the Company is not treating these as National Instrument 43-101 defined resources or reserves. A 43-101 technical report, including a 43-101-compliant resource calculation, is currently being prepared for the Company.

Indian Ranch Property

The Indian Ranch property is 75% owned by White Knight and 25% owned by Chapleau Resources Ltd. Placer Dome U.S. Inc. currently holds the right to earn a 60% interest in the project. In 2005, Placer undertook a 5000-ft drill campaign to meet minimum work requirements. Significant gold results were discovered in drill hole PIR 05-10 where an interval of 30 ft @ 0.046 opt Au within a thick low-grade gold envelope (335 ft @ 0.009 opt Au) was intersected within the upper portion of the Roberts Mountains Formation. The geologic setting of this new mineralization at Indian Ranch is geologically very similar to many of the large Carlin-type gold deposits in both the Carlin and Cortez Trends in north-central Nevada. As a result of this drill hole, Placer Dome expanded the drilling program to 8 holes (18,000 ft) and continued drilling through January 2006, when weather conditions prevented further work. The Company is awaiting receipt of drill results on holes subsequent to drill hole PIR 05-10.

McClusky Pass Property

The McClusky Pass property totals 243 unpatented claims within the southern Cortez Trend and centered eight miles northwest of the former producing Gold Bar Mine. The claims were staked to cover the projected intersection of the north-northwest trending Cortez Fault Corridor and a northeast trending structural zone. Geophysical surveys executed by the Company imply the existence of two horst blocks linked to northeast cross structures. A two to three hole Reverse Circulation drill program totalling 3,000 feet commenced in late September, 2005. A reverse-circulation hole was attempted, but was lost at 775 ft, about 200 ft short of the target. Delayed by weather, a diamond drill hole was recently completed to a depth of 1191 ft on the northern portion of the property. The holes were drilled approximately 1000 ft apart to test a geophysically interpreted uplifted block. Anomalous gold and pathfinder elements, as well as intrusive dykes and strong dolomitization, were encountered in the southern most reverse-circulation drill hole. Assays are pending for the core hole. Both holes encountered chert and siltstones with minor limestone interbeds which are interpreted to be part of the upper-plate. The depth to lower-plate on the project is not known at this time. Additional work will be performed on the property in 2006 to generate new drill targets.

New Pass Property

The Company’s 100% owned New Pass property is located 27 miles west of Austin, Nevada. Unpatented lode claims totaling 2,231 acres form the current land package. Gold mineralization on the property is hosted in silty and carbonaceous limestones of the Augusta Mountain Formation. Previous work by former operator, Westmont Gold Inc., included substantial drilling indicating a large footprint of gold mineralization. Bonaventure Enterprises Inc. has an option to earn up to a 60% interest in the project. During the year, Bonaventure completed 28 drill holes totaling 9140 ft of drilling. The results from this campaign, which include 75 ft @ 0.057 opt Au with 10 ft @ 0.307 opt Au and 30 ft @ 0.095 opt Au, confirm the exploration potential for the project. Management is very pleased with both the grade and continuity of gold mineralization. The planned 2006 drill effort will involve further step out as well as infill drilling of the 2005 program. Bonaventure is currently compiling all the relevant geologic information with a view to releasing a 43-101 compliant resource figure in the near future.

Note: In 1989, Westmont Gold estimated an historic indicated resource of 3,371,000 tons grading an average of 0.042 oz/ton using a 0.02 oz/ton cut-off (142,000 ounces of gold). This historical resource estimate was completed prior to implementation of NI 43-101 and has not been re-defined to conform to CIM approved standards as defined by NI 43-101. This resource estimate has been obtained from sources believed to be reliable and is relevant. The Company is not treating this historical estimate as a NI 43-101 defined resource or reserve verified by a Qualified Person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

Slaven Canyon Property

The Slaven Canyon property consists of 6,587 acres located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. This project was recently drilled with two exploration objectives: 1) to establish the existence of, and depth to, lower-plate limestone host rocks, and 2) to establish a better understanding of the structural controls for the upper-plate hosted mineralization. Drill hole SL21, drilled to a final depth of 2583 ft, encountered several thrust fault sequences. Deep in the hole, a 100 ft-thick, highly sheared micritic limestone was encountered, which was interpreted to be a piece of lower-plate, based on lithology. Diamond drill hole SL25 was completed 3 months later and reached a total depth of 3088 ft. This hole was drilled through the known upper-plate resource and confirmed the grade and disseminated nature of gold mineralization, intersecting 50 ft @ 0.092 opt Au including 5 ft @ 0.380 opt Au. The hole also drilled the same thrusted and repeated sequences observed in DDH SL21. However the hole, which included some limestone interbeds similar to the limestone drilled in Hole 21, remained in upper-plate rocks to the total depth drilled. Entire exploration results will be posted on the Company’s website. The shallow drilling at Slaven (less than 1000 ft) established strong exploration potential for a structurally controlled deposit of significant size in upper-plate host rocks, principally in quartzites which have yielded strong gold values both in drill holes and in surface samples (e.g. 25 ft @ 0.122 opt Au in a roadcut). As a result of this work, the Company intends to follow up its 2005 exploration effort with a major drill campaign to begin as soon as weather and access allow.

Squaw Creek Property

The Company’s 100% owned Squaw Creek property is located 42 miles north due north of Battle Mountain, Nevada on the northern end of the Carlin Trend. Squaw Creek consists of 151 unpatented mining claims staked by the Company. Bonaventure Enterprises Inc. has an option to earn up to a 60% interest in the project. Strongly anomalous gold mineralization occurs within silicified and brecciated zones often more than 100 feet thick in Upper-plate lithologies and overlying Miocene age volcanics. Carlin-style mineralization is also hosted with silty dolomitic sediments which may be part of the Rodeo Creek Formation. Significant drill intercepts from previous drill results include:

Drill Hole	Length (feet)	Gold (oz/ton)
SC 99-7 SC 99-10 SC 99-11	5 135 90	0.120 0.024 0.021

During the 2005 field season, Bonaventure completed controlled source audio magnetotelluric surveys and its upcoming plans include 5,000 feet of drilling.

INVESTOR RELATIONS ACTIVITIES

Investor relations activities are performed by Kareen McKinnon, Vice-President, Corporate Development Ms. McKinnon’s primary function is to assist the Company in providing communications and interactions with the investment community, as well as developing and diversifying its investment audience.

OPERATIONS AND FINANCIAL CONDITION

	Unaudited
	(Fiscal Quarter of the Fiscal Year
	ended June 30, 2006)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter
Working capital	$16,253	$14,778
Loss	$302	$179
Loss per share	$0.005	$0.003
Loss per share (fully diluted)	$0.005	$0.003

Total assets	$21,790	$21,814
Total liabilities	$309	$444

Deficit	$12,876	$13,055

	Unaudited
	(Fiscal Quarters of the Fiscal
	Year ended June 30, 2005)
All in $1,000’s
except Loss per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Working capital	$10,056	$11,867	$11,545	$11,216
Loss	$204	$345	$284	$230
Loss per share	$0.004	$0.007	$0.005	$0.004
Loss per share (fully diluted)	$0.004	$0.007	$0.005	$0.004

Total assets	$13,878	$15,974	$15,716	$15,697
Total liabilities	$57	$128	$85	$180

Deficit	$11,715	$12,059	$12,344	$12,574

	Unaudited
	(Fiscal Quarters of the Fiscal
	Year ended June 30, 2004)
All in $1,000’s
except Loss per Share	Third Quarter	Fourth Quarter
Working capital	$8,275	$9,805
Loss	$200	$1,146
Loss per share	$0.004	$0.022
Loss per share (fully diluted)	$0.004	$0.022

Total assets	$10,732	$12,720
Total liabilities	$73	$130

Deficit	$10,364	$11,510

Liquidity

As at December 31, 2005, the Company had working capital of $14,777,689. This is an increase of $2,910,067 from working capital at December 31, 2004.

Results of Operations

For the six months ended December 31

Loss for the period decreased from $549,163 in 2004 to $481,481 in 2005. If the write-off of mineral property costs ($125,386 in 2004 and $60,060 in 2005) is excluded, the loss has decreased from $423,777 in 2004 to $421,421 in 2005. Write-off of deferred exploration costs in 2004 and 2005 consisted of general exploration costs in Nevada. The modest decrease in the loss after write-off of deferred exploration costs between 2004 and 2005 is primarily made up of an increase in office costs, travel and entertainment as well as a charge against stock-based compensation offset by an increase in interest income.

Investor relations & shareholder information and travel expenses increased from $107,723 in 2004 to $129,395 in 2005 as a result of the Company’s active investor relations program.

Capital Resources

The Company’s authorized capital consists of an unlimited number of common shares without par value. At December 31, 2005, the Company had 59,194,972 issued and outstanding common shares (December 31, 2004 – 53,969,386), and at February 15, 2006 the Company had 59,239,972 issued and outstanding shares.

The Company adopted a formal written stock option plan (“Stock Option Plan”) dated November 4, 2002 which was subsequently amended and approved as amended by the Shareholders of the Company on December 12, 2003. Under this plan, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods. The options can be granted for a maximum term of 5 years. The Amended Stock Option Plan was approved by the TSX Venture Exchange (the “Exchange”) on February 13, 2004.

During the period ended December 31, 2005, 165,000 stock options were exercised. As at December 31, 2005 the Company had 3,270,000 stock options outstanding at exercise prices ranging from $0.10 per share to $1.50 per share with expiry dates ranging from May 14, 2006 to October 19, 2010. If exercised, the remaining 3,270,000 stock options would increase the Company’s available cash by $1,354,260. Subsequent to December 31, 2005, the Company granted incentive stock options to purchase up to 2,000,000 common shares at a price of $1.91 per share for a period of five years.

During the year, 4,940,586 warrants at $1.25 were exercised for total proceeds of $6,175,732 and 3,367,647 warrants expired. At December 31, 2005 the Company had 1,500,000 warrants at $2.50, exercisable to December 20, 2006, outstanding.

Balance Sheets

Cash and cash equivalents and temporary investments at December 31, 2005 totaled $15,098,392 compared to $11,934,286 at December 31, 2004. Deferred exploration costs and mineral property interests at December 31, 2005; all in Nevada, totaled $6,016,753 compared to $3,643,058 at December 31, 2004.

Related Party Transactions

The Company entered into the following transactions with related parties as follows:

During the period ended December 31, 2005, the Company paid or accrued management fees in the amount of $132,000 (2004 - $132,000) to companies controlled by directors.

During the period ended December 31, 2005, the Company paid or accrued administrative consulting fees in the amount of $56,058 (2004 - $24,000) to directors and officers of the Company and a company controlled by a director.

During the period ended December 31, 2005, the Company paid consulting fees in the amount of $61,240 (2004 - $59,405) to directors and officers of the Company and companies controlled by directors. Of that amount, $57,000 (2004 - $59,405) is included or written off to deferred exploration costs.

Amounts payable to related parties at December 31, 2005 aggregated $64,078 (June 30, 2005 - $17,754). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company constantly seeks business opportunities to advance its business and to increase shareholder value. It is the policy of the Company to disclose material transactions in accordance with the requirements of the regulatory authorities and when in the best interests of the Company to do so.

Risks and Uncertainties

The Company’s financial success will be dependent upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the required filings.

Based upon the evaluation described above, the Chief Executive Officer and the Chief Financial Officer concluded that as of the end of the period covered by the required filings, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.

Forward Looking Statements

All statements in this report that do not directly and exclusively relate to historical facts, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman & President	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director & Secretary
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Corporation	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited Common shares	Vancouver, BC, Canada
Issued as at February 15, 2006: 59,239,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V